

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 20, 2015

Vincent Palazzolo
Chief Financial Officer
CPI Aerostructures, Inc.
91 Heartland Boulevard
Edgewood, New York 11717

      Re: CPI Aerostructures, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2014
             Filed March 6, 2015
             File No. 001-11398

Dear Mr. Palazzolo:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Melissa Raminpour

                      Melissa Raminpour
                      Branch Chief
                      Office of Transportation and Leisure